   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 1998



                                                      REGISTRATION NO. 333-58527

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND

                 SELECT S&P INDUSTRIAL PORTFOLIO 1998 SERIES F

                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                           SALOMON SMITH BARNEY INC.

                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:



 MERRILL LYNCH, PIERCE,  SALOMON SMITH BARNEY INC.

     FENNER & SMITH        388 GREENWICH STREET
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051



PAINEWEBBER INCORPORATED
   1285 AVENUE OF THE
        AMERICAS
   NEW YORK, NY 10019                             DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                             LAURIE A. HESSLEIN
                                                      388 GREENWICH ST.
                                                     NEW YORK, NY 10013



                                COPIES TO:
    ROBERT E. HOLLEY      PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE              ESQ.           DEAN WITTER REYNOLDS INC.
        AMERICAS           450 LEXINGTON AVENUE        TWO WORLD TRADE
   NEW YORK, NY 10019       NEW YORK, NY 10017       CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.

/ x / Check box if it is proposed that this filing will become effective upon filing on September 14, 1998, pursuant to Rule 487.


H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

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                                                   DEFINED ASSET FUNDSSM
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EQUITY INVESTOR FUND          The objective of this Defined Fund is total return
SELECT S&P INDUSTRIAL         through a combination of capital appreciation and
PORTFOLIO                     current dividend income. The Portfolio follows a

1998 SERIES F                 strategy of investing for a period of about one

(A UNIT INVESTMENT            year in a portfolio of 15 stocks, selected from a
TRUST)                        pre-screened subject of the Standard & Poor's
------------------------------Industrial Index (the 'Index Subset'), with the highest dividend yields four business days prior to the date of this prospectus. The Standard &
                              Poor's Industrial Index consists of the stocks comprising the industrial sector of the S&P 50
                              Composite Stock Price Index, which represent about
                              75 percent of the S&P 500 (exclusive of the utility, financial and transportation sectors).
                              The value of units will fluctuate wtih the value of the common stocks in the Portfolio and no assurance can be given that dividends will be paid or that the units will appreciate in value.
                              Minimum purchase: $250.



                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
SPONSORS:                      OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Merrill Lynch,                 CONTRARY IS A CRIMINAL OFFENSE.
Pierce, Fenner & Smith         Inquiries should be directed to the Trustee at

Incorporated                   1-800-323-1508.
Salomon Smith Barney Inc.      Prospectus dated September 14, 1998.

PaineWebber Incorporated       INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defining the Strategy
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This Select Portfolio follows a simple strategy; buy approximately equal amounts of the 15 highest dividend-yielding common stocks (Strategy Stocks) in a pre-screened subset of the Standard & Poor's Industrial Index (the Index Subset) and hold them for about one year. At the end of the year, the Portfolio will be liquidated and the Strategy reapplied to select a new portfolio. Each Select S&P Industrial Portfolio is designed to be part of a longer term strategy and the Sponsors believe that more consistent results are likely if the strategy is followed for at least three to five years. So long as the Sponsors continue to offer new portfolios, investors will have the option to reinvest into a new portfolio each year at a reduced sales charge. The Sponsors reserve the right, however, not to offer new portfolios.

The 15 common stocks in the Portfolio were selected through the following four-step process. Beginning with the stocks in the Standard & Poor's Industrial Index, any stock also included in the Dow Jones Industrial Average (DJIA) is eliminated from the list of stocks to prevent duplication of stocks in other funds offered by the Sponsors. Second, any stock not ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stocks ('Common Stock Rankings') is also removed. Next, the remaining stocks are ranked by market capitalization from highest to lowest and the lowest 25 percent are eliminated. From the remaining stocks (the Index Subset), the 15 stocks with the highest dividend yields were selected for the Portfolio. (See Portfolio Selection in Part B.)

The Strategy provides a disciplined approach to investing, based on a buy and hold philosophy, which ignores market timing and rejects active management. The Sponsors anticipate that the Portfolio will remain unchanged over its one-year life despite any adverse developments concerning an issuer, an industry or the economy or stock market generally.
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Defining Your Portfolio
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Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:

                                                 APPROXIMATE
                                             PORTFOLIO PERCENTAGE


  / / Food Processing                             27%
  / / Aerospace/Defense                            7%
  / / Brewery                                      7%
  / / Electric Products                            7%
  / / Office Automation & Equipment                7%
  / / Oil                                          7%
  / / Retail                                       7%
  / / Telecommunications                           7%
  / / Auto/Truck Equipment                         6%
  / / Chemicals Diversified                        6%
  / / Diversified Operations                       6%
  / / Food-Retail                                  6%

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Defining Your Risks
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The Strategy Stocks, as the 15 highest yielding stocks in the Index Subset, generally share attributes that have caused them to have lower prices or higher yields relative to the other stocks in the Index Subset. The Strategy Stocks may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. The Strategy could, therefore, be considered contrarian in nature. The Portfolio does not reflect any investment recommendations of the Sponsors and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

The Portfolio is not an appropriate investment for those who are not comfortable with the Strategy or for those who are unable or unwilling to assume the risk involved generally with an equity investment. It may not be appropriate for investors seeking either preservation of capital or high current income.

There can be no assurance that the market factors that caused the relatively low prices and high yields of the Strategy Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that the dividend rates on the Strategy Stocks will be maintained or that share prices will not decline further during the life of the Portfolio, or that the Strategy Stocks will continue to be included in the Standard & Poor's Industrial Index.

Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally, the impact of purchase and sale of securities for the Portfolio (especially during the primary offering period of units and during the rollover period) and other factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. There is no guarantee that the objective of the Portfolio will be achieved. Also, the return on an investment in the Portfolio will be lower than the hypothetical returns on Strategy Stocks because the Portfolio has sales charges, brokerage commissions and expenses, purchases Strategy Stocks at different prices and is not fully invested at all times and because of other factors described under Performance Information.

Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, any adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio. Although the Sponsors may instruct the Trustee to sell securities under certain limited circumstances, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so. The Portfolio may continue to purchase or hold securities originally selected even though the market value and yields on the securities may have changed or the securities may no longer be included in the Standard & Poor's Industrial Index.

The Portfolio is considered to be 'concentrated' in stocks of the Food industry (see Risk Factors--The Food Industry in Part B). One issuer is a foreign issuer (see Risk Factors--Foreign Issuers in Part B).
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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                   $999.98

The Public Offering Price as of September 11, 1998, the business day prior to the initial date of deposit is based on the aggregate value of the underlying securities ($405,775.00) and any cash held to purchase securities, divided by the number of units outstanding (409,873) times 1,000, plus the initial sales charge. The Public Offering Price includes the estimated organization costs of $0.99 per 1,000 Units to which no sales charge has been applied. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.


SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of the Portfolio monthly November 1, 1998 and thereafter on the 1st of each month through August 1, 1999.

ROLLOVER OPTION


When this Select S&P Industrial Portfolio is about to terminate, you may have the option to roll your proceeds into the next portfolio of the then current Strategy Stocks. If you hold your Units with one of the Sponsors and notify your financial adviser by September 17, 1999, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Select S&P Industrial Portfolio 1999 Series. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so elect, an in-kind distribution) after the Portfolio terminates. Of course you can sell or redeem your Units at any time prior to termination.


DISTRIBUTIONS

You will receive distributions of any dividend income, net of expenses, on the 25th of December 1998 and February, May and July 1999, if you own units on the 10th of those months.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.

TAXES

In the opinion of counsel, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio, even though a portion of the dividend payments may be used to pay expenses of the Portfolio and regardless of whether you reinvest your dividends in the Portfolio. (See Taxes in Part B.)

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organizational expenses.

TERMINATION DATE


The Portfolio will terminate by October 15, 1999. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.


SPONSORS' PROFIT OR LOSS


The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $475.00 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Profits in Part B).

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Defining Your Costs
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SALES CHARGE

First-time investors pay a maximum sales charge of 2.75% of the offering price, of which $17.50 per 1,000 units is deferred. For example, on a $1,000 investment, 2.75% less $17.50 (or about 1%) is deducted when they buy and the remaining $990 is invested in the Strategy Stocks. The initial sales charge is reduced on purchases of $50,000 or more, as described in Part B. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from the Portfolio's net asset value each month over the last ten months of the Portfolio's life ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you roll the proceeds of your investment into a new portfolio, you will not be subject to the 1% initial charge, just the $17.50 deferred fee. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.


                                        As a %
                                    of Initial
                                        Public       Amount per
                                  Offering Price    1,000 Units
                                  ---------------  --------------
Initial Sales Charge                      1.00%      $    10.00
Deferred Sales Charge per Year            1.75%           17.50
                                  ---------------  --------------
Maximum Sales Charge                      2.75%      $    27.50
                                  ---------------  --------------
                                  ---------------  --------------
Maximum Sales Charge on
  Reinvested Dividends                    1.40%      $    14.00


ESTIMATED ANNUAL PORTFOLIO OPERATING EXPENSES


                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------

Trustee's Fee                              .078%       $     0.77
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .045%       $     0.45
Other Operating Expenses                   .055%       $     0.54
                                  -----------------  --------------
TOTAL                                      .178%       $     1.76



These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

ORGANIZATION COSTS

Investors will bear all or a portion of the expenses incurred in organizing the Portfolio--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio-- as is common for mutual funds. Estimated organization costs shown below are included in the public offering price and will be deducted from the assets of the Portfolio as of the close of the initial offering period.


                                                    Amount per

                                                   1,000 Units
                                                  ---------------
Estimated Organization Costs                         $    0.99



COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:



 1 Year     3 Years    5 Years    10 Years
   $31        $73       $119        $245



Although each Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Portfolio subject only to the deferred sales charge and Portfolio expenses.

The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.

Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT


You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of September 11, 1998 was $972.50 per 1,000 units ($17.50 per 1,000 units less than the net asset value). This price reflects deductions of the deferred sales charge which declines over the last ten months of the Portfolio ($17.50 initially). If you sell your units before the termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. As of the close of the initial offering period these prices will be reduced to reflect the estimated organization costs shown above.


After the initial offering period, the repurchase and cash redemption prices for units will be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $1.19 per 1,000 units. If you reinvest in the new Series, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

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                               Defined Portfolio
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Equity Investor Fund


Select S&P Industrial Portfolio 1998 Series F                 September 14, 1998


Defined Asset Funds


                                                                                                   PRICE
                                                                                                 PER SHARE
                                        TICKER         PERCENTAGE              CURRENT          TO PORTFO-         COST
NAME OF ISSUER                          SYMBOL      OF PORTFOLIO (1)     DIVIDEND YIELD (2)         LIO      TO PORTFOLIO (3)
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1. Royal Dutch Petroleum Company+         RD                 6.80%                 3.20%        $   50.1875   $     27,603.12
2. Genuine Parts Company                  GPC                6.67                  3.14             31.8750         27,093.75
3. Kellogg Company                         K                 6.85                  2.88             32.6875         27,784.38
4. ALLTEL Corporation                     AT                 6.75                  2.75             42.1250         27,381.25
5. Winn-Dixie Stores, Inc.                WIN                6.51                  2.70             37.7500         26,425.00
6. Heinz (H.J.) Company                   HNZ                6.78                  2.49             55.0000         27,500.00
7. ConAgra, Inc.                          CAG                6.32                  2.31             27.0000         25,650.00
8. May Department Stores Company          MAY                6.94                  2.25             56.3750         28,187.50
9. Air Products and Chemicals, Inc.       APD                6.60                  2.16             31.5000         26,775.00
10. Anheuser-Busch Companies, Inc.        BUD                6.68                  2.07             54.1875         27,093.75
11. Emerson Electric Company              EMR                6.49                  2.02             58.5000         26,325.00
12. Bestfoods                             BFO                6.74                  1.98             45.5625         27,337.50
13. Textron, Inc.                         TXT                6.86                  1.84             61.8750         27,843.75
14. Raytheon Company (Class B)           RTN/B               6.69                  1.77             45.2500         27,150.00
15. Pitney Bowes, Inc.                    PBI                6.32                  1.76             51.2500         25,625.00
                                                    -----------------                                        -----------------
                                                           100.00%                                            $    405,775.00
                                                    -----------------                                        -----------------


                                                    -----------------                                        -----------------


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(1) Based on Cost to Portfolio.


(2) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on September 11, 1998.

(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on September 11, 1998, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 + The issuer is a foreign issuer; the current semi-annual dividend per share will be subject to withholding taxes (see Risk Factors--Foreign Issuers; Taxes in Part B).


                      ------------------------------------

The securities were acquired on September 11, 1998 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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               Past Performance of Prior S&P Industrial Portfolio
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The following table shows the actual performance of certain Series of S&P Industrial Portfolios. Past performance is no guarantee of future results of the S&P Industrial Strategy or of any Portfolio currently offered.


                                                                                         ANNUALIZED
                                                       ----------------------------------------------  CUMULATIVE
                                                          DIVIDEND                            TOTAL         TOTAL
         SERIES A                      TERM               YIELD(1)    APPRECIATION(2)     RETURN(3)        RETURN
---------------------------  ------------------------  -------------  ---------------  --------------  -----------
1997                                  1/22/97-3/13/98         2.92%          28.51%           31.43%
  Average Annual
  Total Return(4)                     1/22/97-6/30/98           --              --            20.52
  Cumulative
  Total Return                        1/22/97-6/30/98           --              --               --         30.74%*
         SERIES B
---------------------------
1997                                  2/24/97-4/24/98         2.86           20.10            22.96
  Average Annual
  Total Return(4)                     2/24/97-6/30/98           --              --            20.98
  Cumulative
  Total Return                        2/24/97-6/30/98           --              --               --         29.20%*
         SERIES C
---------------------------
1997                                  4/21/97-5/22/98         2.94           32.65            35.59
  Average Annual
  Total Return(4)                     4/21/97-6/30/98           --              --            29.85
  Cumulative
  Total Return                        4/21/97-6/30/98           --              --               --         36.52%*
         SERIES D
---------------------------
1997                                   6/9/97-7/17/98         2.70           16.69            19.39
  Average Annual
  Total Return(4)                      6/9/97-6/30/98           --              --            17.26
  Cumulative
  Total Return                         6/9/97-6/30/98           --              --               --         18.34%*
         SERIES E
---------------------------
1997                                  7/21/97-8/21/98         2.33            5.92             8.25
  Average Annual
  Total Return(4)                     7/21/97-6/30/98           --              --               --
  Cumulative
  Total Return                        7/21/97-6/30/98           --              --               --            --


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(1) Dividends paid on the securities to the Portfolio less ongoing expenses, divided by maximum initial public offering price.

(2) Represents the difference between initial unit price and redemption or liquidation price on the ending date (reflecting payment of deferred sales charges, brokerage commissions paid by the Portfolio and, organization expenses, and assumes reinvestment of dividends on the distribution dates), divided by the maximum initial public offering price.

(3) Appreciation plus Dividend Yield. Reflects reinvestment of dividends, deduction of maximum applicable sales charges and ongoing expenses, but no adjustment for taxes payable.

(4) Average Annual Total Return for a Series includes the brokerage commissions paid in selling securities received in kind on annual rollovers and the waiver of any up-front sales charge on those rollovers.

 * These figures are not annualized.

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                      Hypothetical Performance Information
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The table below compares hypothetical performance of approximately equal amounts invested in each of the Strategy Stocks (but not any Select Portfolio) at the beginning of each year with the actual performance of the S&P 500 Composite Stock Price Index and the Dow Jones Industrial Average for those years. These results represent past performance of the Strategy Stocks and may not be indicative of future results of the Strategy or any Portfolio. For additional differences between Strategy Stock performance and Select Portolios see the discussion preceding the table on page A-8.
                         COMPARISON OF TOTAL RETURNS(1)
           (STRATEGY STOCK FIGURES REFLECT DEDUCTION OF SALES CHARGES
                  AND EXPENSES BUT NOT BROKERAGE COMMISSIONS)


                STRATEGY                                  DOW JONES
  YEAR         STOCKS(2)      S&P 500 INDEX(3)  INDUSTRIAL AVERAGE (DJIA)(4)
---------  -----------------  ----------------  ----------------------------
     1973         -20.13%            -14.66%                 -13.12%
     1974          -5.35             -26.47                  -23.14
     1975          40.63              36.92                   44.40
     1976          30.89              23.53                   22.72
     1977          -6.53              -7.19                  -12.71
     1978           6.06               6.39                    2.69
     1979          26.47              18.02                   10.52
     1980          18.23              31.50                   21.41
     1981           7.67              -4.83                   -3.40
     1982          25.87              20.26                   25.79
     1983          24.72              22.27                   25.68
     1984          12.34               5.95                    1.06
     1985          29.98              31.43                   32.78
     1986          28.78              18.37                   26.91
     1987           2.52               5.67                    6.02
     1988          42.04              16.58                   15.95
     1989          35.40              31.11                   31.71
     1990           0.96              -3.20                   -0.57
     1991          27.06              30.51                   23.93
     1992          11.50               7.67                    7.34
     1993           2.28               9.97                   16.72
     1994          11.41               1.30                    4.95
     1995          36.68              37.10                   36.48
     1996          12.25              22.69                   28.57
     1997          33.34              33.10                   24.78
     1998           6.64              17.66                   14.11
(through 6/30)


------------------------------------

(1) Total Return represents the change in stock prices or index value for the year plus the amount of dividends that would have been received (not reinvested), divided by the initial price or opening index value for that year.

(2) The Strategy Stocks for any given period were selected by ranking the dividend yields for each of the stocks in the Index Subset as of the beginning of that year, based upon an annualization of the last monthly or quarterly dividend declared, or the addition of the last interim and final dividends for stocks making semi-annual dividend distributions (which would have been declared in the preceding year) divided by that stock's market value on the first trading day that year on the New York Stock Exchange.

(3) An unmanaged index of 500 stocks compiled by Standard & Poor's Corporation.

(4) An unmanaged index of 30 stocks compiled by Dow Jones & Company, Inc. The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc.

The following table compares the actual performance of the Standard & Poor's Industrial Index (the Index) with the hypothetical performance of approximately equal amounts invested in each of the Strategy Stocks selected by applying the screening process described above at the beginning of each year. These results represent past performance of the Strategy (but not any Select S&P Industrial Portfolio), and may not be indicative of future results of the Strategy or the Portfolio. An investment in the Portfolio will not realize as high a total return as a direct investment in the Strategy Stocks, since the Portfolio bears brokerage commissions in buying and selling Strategy Stocks. Actual performance of a Portfolio will also differ from quoted performance of the Strategy Stocks because the quoted performance figures are annual figures based on closing sales prices on December 31 (or June 30, for 1998), while the Portfolios are established and liquidated at various times during the year; the Portfolio may not be fully invested at all times; stocks are normally purchased or sold at prices different from the closing price used to determine the Portfolio's net asset value and stocks may not be weighted equally at all times.
             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
           (STRATEGY STOCK FIGURES REFLECT SALES CHARGES AND EXPENSES
                         BUT NOT BROKERAGE COMMISSIONS)


                                  STRATEGY STOCKS(1)                          STANDARD & POOR'S INDUSTRIAL INDEX (THE INDEX)
           -----------------------------------------------------------------  ----------------------------------------------
  YEAR     APPRECIATION(2)    ACTUAL DIVIDEND YIELD(3)     TOTAL RETURN(4)    APPRECIATION(2)    ACTUAL DIVIDEND YIELD(3)
---------  -----------------  ---------------------------  -----------------  -----------------  ---------------------------
     1973         -23.67%                   3.54%                 -20.13%            -17.24%                   2.62%
     1974         -10.92                    5.57                   -5.35             -29.93                    3.39
     1975          34.42                    6.21                   40.63              31.92                    4.86
     1976          25.93                    4.96                   30.89              18.42                    4.18
     1977         -11.07                    4.53                   -6.53             -12.35                    4.14
     1978           0.43                    5.63                    6.06               2.38                    5.12
     1979          20.13                    6.34                   26.47              12.88                    5.52
     1980          11.74                    6.49                   18.23              27.62                    5.36
     1981           1.22                    6.45                    7.67             -11.22                    4.53
     1982          19.02                    6.85                   25.87              14.95                    5.19
     1983          17.93                    6.78                   24.72              18.15                    4.64
     1984           6.59                    5.74                   12.34               0.06                    4.03
     1985          24.01                    5.96                   29.98              25.86                    4.22
     1986          23.85                    4.92                   28.78              15.07                    3.47
     1987          -1.33                    3.85                    2.52               5.90                    3.23
     1988          37.86                    4.17                   42.04              12.38                    3.42
     1989          30.67                    4.72                   35.40              25.59                    3.71
     1990          -2.88                    3.84                    0.96              -3.98                    3.14
     1991          23.05                    4.00                   27.06              27.17                    3.22
     1992           8.23                    3.27                   11.50               2.99                    2.64
     1993          -1.27                    3.55                    2.28               6.44                    2.46
     1994           7.45                    3.96                   11.41               1.35                    2.40
     1995          32.66                    4.01                   36.68              31.72                    2.54
     1996           9.16                    3.09                   12.25              20.62                    2.08
     1997          30.40                    2.93                   33.34              28.90                    1.90
     1998
 (through
    6/30)           5.49                    1.16                    6.64              18.00                    0.72

  YEAR     TOTAL RETURN(4)
---------  -----------------
     1973         -14.62%
     1974         -26.54
     1975          36.78
     1976          22.60
     1977          -8.21
     1978           7.50
     1979          18.40
     1980          32.98
     1981          -6.69
     1982          20.14
     1983          22.79
     1984           4.09
     1985          30.08
     1986          18.54
     1987           9.13
     1988          15.80
     1989          29.30
     1990          -0.84
     1991          30.39
     1992           5.63
     1993           8.90
     1994           3.75
     1995          34.26
     1996          22.70
     1997          30.80
     1998
 (through
    6/30)          18.72


------------------------------------

(1) The Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the Index Subset as of the beginning of that year, based upon an annualization of the last monthly or quarterly dividend declared, or the addition of the last interim and final dividends for stocks making semi-annual dividend distributions (which would have been declared in the preceding year) divided by that stock's market value on the first trading day that year on the New York Stock Exchange.

(2) Appreciation for the Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the New York Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in the year, and dividing the result by the market value of the stocks at the opening value on the first trading day in that year. Sales charges are reflected. Appreciation for the Index is calculated by subtracting the opening value of the Index on the first trading day in each year from the closing value of the Index on the last trading day in the year, and dividing the result by the opening value of the Index on the first trading day in that year.

(3) Actual Dividend Yield for the Strategy Stocks is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the Index is calculated by taking the total dividends credited to the Index and dividing the result by the opening value of the Index on the first trading day of the year.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Individual year Total Returns do not take into consideration any reinvestment of dividend income.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Equity Investor Fund, Select S&P Industrial Portfolio 1998 Series F, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of September 14, 1998. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of September 14, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
September 14, 1998



                STATEMENT OF CONDITION AS OF SEPTEMBER 14, 1998

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         405,775.00
                                                         --------------------
           Total.........................................$         405,775.00
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
     Reimbursement of Sponsors for organization
       expenses(2).......................................$             405.77
                                                         --------------------
     Subtotal                                                          405.77
                                                         --------------------
Interest of Holders of 409,873 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         409,864.80
  Gross underwriting commissions and organization
    expenses(5)(2).......................................           (4,495.57)
                                                         --------------------
     Subtotal                                                      405,369.23
                                                         --------------------
           Total.........................................$         405,775.00
                                                         --------------------
                                                         --------------------



---------------


          (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on September 11, 1998. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $406,250.00 and deposited with the Trustee. The amount of the letter of credit includes $405,775.00 for the purchase of securities.

          (2) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $0.99 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organizational expenses obligation of the investors will be satisfied.

          (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $999.98 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.

          (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on September 11, 1998.


          (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units is payable on November 1, 1998 and thereafter on the 1st day of each month through August 1, 1999. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to August 1, 1999, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
              EQUITY INVESTOR FUND SELECT S&P INDUSTRIAL PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                     Index


                                                          PAGE
                                                        ---------
Portfolio Description.................................          1
Risk Factors..........................................          3
How to Buy Units......................................          4
How to Redeem or Sell Units...........................          5
Trust Termination.....................................          6
Rollover..............................................          7
Income, Distributions and Reinvestment................          8
Portfolio Expenses....................................          8
                                                          PAGE
                                                        ---------
Taxes.................................................          9
Records and Reports...................................         11
Trust Indenture.......................................         12
Miscellaneous.........................................         12
Exchange Option.......................................         15
Supplemental Information..............................         15
Appendix A--The S&P Earnings and Dividend Rankings for
Common Stocks.........................................        a-1


PORTFOLIO DESCRIPTION

THE STRATEGY

     The Portfolio seeks total return by acquiring the 15 highest dividend yielding stocks in a pre-screened subset of the Standard & Poor's Industrial Index* as of the date indicated in Part A, and holding them for about one year. This investment strategy is based on three time-tested investment principles: time in the market is more important than timing the market; the stocks to buy are the ones everyone else is selling; and dividends can be an important part of total return. Because issuers of the Index Subset stocks tend to be highly capitalized, established companies, they are generally able to survive adverse developments. An investment in the Portfolio can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Purchasing a portfolio of these stocks as opposed to one or two provides a more diversified holding. There is only one investment decision instead of 15, four quarterly dividends instead of 60. Investments in a number of companies with high dividends relative to their stock prices is designed to increase the Portfolio's potential for higher returns. Investing in these stocks of the Index Subset may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the Index Subset as a group. The Portfolio's return will consist of a combination of capital appreciation and current dividend income. The Portfolio will terminate in about one year, when investors may choose to either receive the distribution in cash or reinvest in the next Series (if available) at a reduced sales charge. There can be no assurance that the dividend rates on the Strategy Stocks will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well.

     The Standard & Poor's Industrial Index is a capitalization-weighted index designed to measure the performance of the industrial sector of the S&P 500 Composite Stock Price Index. Standard & Poor's, a leading financial information and investment research company since 1860, offers financial research, benchmarks and market data.
------------------

     * 'Standard & Poor's R', 'S&PR' and 'S&P 500R' are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Agent for the Sponsors. The Fund is not sponsored, managed, sold or promoted by Standard & Poor's. Standard & Poor's is not affiliated with any of the Sponsors.

PORTFOLIO SELECTION

     The Portfolio contains 15 common stocks selected through the following four-step process. Beginning with the stocks in the Standard & Poor's Industrial Index, any stock also included in the Dow Jones Industrial Average (DJIA) is eliminated from the list of stocks. Second, any stock not ranked either A or A+ by Standard & Poor's Common Stock Rankings is also removed (see a description of the Common Stock Rankings in Appendix A). Next, the remaining stocks are ranked by market capitalization from highest to lowest and the lowest 25 percent are eliminated. The remaining stocks, which then comprise the Index Subset, are ranked by dividend yield and the 15 highest-yielding stocks are selected for the Portfolio. 'Highest dividend yield' is calculated for each Security by annualizing the last quarterly or semi-annual ordinary dividend distributed on the Security and dividing the result by its closing sales price. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield.

     The Strategy selection process is a straightforward, objective, mathematical application which may cause the Portfolio to own a stock that the Sponsors or Standard & Poor's do not recommend for purchase and, in fact, the Sponsors or Standard & Poor's may have sell recommendations on a number of the stocks in the Portfolio at the time the stocks are selected for inclusion in the Portfolio. Various theories attempt to explain why a common stock is among the 15 highest yielding stocks in the Index Subset at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national and international economic developments; or the market may be anticipating a reduction in or the elimination of the issuer's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid relatively high dividends. While indexing attempts to mirror major market trends, the Portfolio's screening process selects stocks from a major index for a combination of value, capital appreciation potential and current dividend income. This can help individual investors who lack the time or knowledge to select a portfolio of stocks on their own. Because of the screening process, the research is done for you. Because of the fund structure, you do not need to make buy and sell decisions.

     Investors should be aware that the Portfolio may not be able to buy each Security at the same time because of availability of the Security, any restrictions applicable to the Portfolio relating to the purchase of the Security by reason of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security.

     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which will have the effect of increasing brokerage commissions while reducing market risk. Portfolio investors may benefit from reduced commissions and institutional prices available to the Portfolio.

     Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

     The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the Strategy, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. Furthermore, the Portfolio will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the 15 highest dividend yielding stocks in the Index Subset or even its deletion from the Standard & Poor's Industrial Index.

RISK FACTORS

     An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. There can be no assurance that the Portfolio will be effective in achieving its objective over the one-year life of the Portfolio or that future portfolios selected through this process during consecutive one-year periods will meet their objectives. The Portfolio is not designed to be a complete investment program.

THE FOOD INDUSTRY

     Investment in stocks of the food industry, including manufacturers of packaged foods, processors of agricultural products and food distributors, should be made with an understanding of the many factors that may have an adverse impact on the value of the stocks of these companies and their ability to pay dividends. These factors include the sensitivity of revenues, earnings, and financial condition to economic conditions, changing consumer demands or preferences, fluctuations in the prices of agricultural commodities, fluctuations in the cost of other raw materials such as packaging, and the effects of inflation on pricing flexibility. The revenues and earnings of these companies can also be affected by extensive competition that can result in lost sales or in lower margins resulting from efforts to maintain market share. Food companies are also subject to regulation under various federal laws--such as the Food, Drug, and Cosmetic Act--as well as state, local and foreign laws and regulations. Costs associated with complying with changing regulatory restrictions, such as food labeling requirements, could adversely affect earnings. Food companies are also becoming increasingly exposed to risks associated with international operation, including foreign currency fluctuations and future political and economic developments in other countries. Other risk factors include potential deterioration in financial condition resulting from litigation related to product liability, accidents, or trademark or patent disputes; unfunded pension liability; changing accounting standards, such as Statement of Financial Accounting Standard No. 106, which requires accrual accounting for postretirement benefits other than pensions; and leveraged buyouts, takeovers, or recapitalizations.

FOREIGN ISSUERS

     Investing in securities of foreign issuers involves risks that are different from investments in securities of domestic issuers. These risks may include future political and economic developments, the possibility of withholding taxes, exchange controls or other governmental restrictions on the payment of dividends, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.

LIFE OF THE PORTFOLIO

     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus. See Trust Termination.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

     Units are available from any of the Sponsors at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Portfolio.

PUBLIC OFFERING PRICE

     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the public offering price or, for quantity purchases of units of all Select and Focus Portfolios, and certain other selected Equity Investor Funds, by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:


                                                                                                        APPLICABLE SALES CHARGE
                                                                                                    (GROSS UNDERWRITING PROFIT)
                                                                                               ------------------------------------
                                                                                               AS % OF PUBLIC       AS % OF NET
AMOUNT PURCHASED                                                                               OFFERING PRICE     AMOUNT INVESTED
---------------------------------------------------------------------------------------------  -----------------  -----------------
Less than $50,000............................................................................           2.75%             2.778%
$50,000 to $99,999...........................................................................           2.50              2.519
$100,000 to $249,999.........................................................................           2.00              2.005
$250,000 to $999,999.........................................................................           1.75              1.750
$1,000,000 or more...........................................................................           1.00              1.000

In addition, a portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio, including the cost of the initial preparation of documents relating to the Portfolio, federal and state registration fees, and the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

     Prudential Securities Incorporated, which will participate only in rollover sales, will receive a preferred dealer concession of $13.00 per 1,000 Units of this Portfolio.

     The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The Initial Sales Charge is equal to the aggregate sales charge, determined as described above, less the aggregate amount of any remaining installments of the Deferred Sales Charge.

     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units subject only to the Deferred Sales Charge.

EVALUATIONS

     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.

NO CERTIFICATES

     All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO REDEEM OR SELL UNITS

     You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS

     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

     Within seven days after the receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and any remaining Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Portfolio of liquidating Securities to pay the redemption price.

     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

     If cash is not available in the Portfolio's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Portfolio. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Portfolio. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.

     Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsors at any time upon prior notice to investors.

     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS

     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.

TRUST TERMINATION

     Notice of impending termination of the Portfolio will be provided to investors. A proportional share of the expenses associated with termination, including brokerage costs incurred in disposing of Securities, will be borne by investors remaining at that time. These expenses will reduce the amount of cash or Securities those investors are to receive in any final distribution.

     Upon termination of the Portfolio, the Trustee will distribute the Securities and any cash in the Portfolio to a distribution agent that will act as agent for the investors. Unless an investor elects to receive an in-kind distribution of Securities, as discussed below, the distribution agent will, as promptly as practicable, sell the investor's pro rata share of the Securities and distribute to the investor the proceeds of the sale, less brokerage and other related expenses, and the investor's pro rata share of any cash from the Portfolio.

     Any investor holding units at the termination of the Portfolio may, by written notice to the Trustee at least ten business days prior to termination, elect to received an in kind distribution of the investor's pro rata share of the Securities remaining in the Portfolio at that time (net of the investor's share of expenses). Fractional shares of Securities will be sold by the distribution agent and the net proceeds distributed to investors. Investors subsequently selling Securities received in kind will incur brokerage costs at that time which may exceed the value of any tax deferral obtained through the in-kind distribution. Securities received in an in-kind termination distribution may not be contributed to acquire units of another Series.

ROLLOVER

     In lieu of redeeming their units or receiving liquidation proceeds in cash or in kind upon termination of the Portfolio, investors who hold their Units with one of the Sponsors may elect, by contacting their financial adviser prior to the rollover notification date indicated in Part A, to exchange their Units in the Portfolio for units of next year's corresponding S&P Industrial Portfolio (if available). No election to roll over may be made prior to 30 days before the date of the rollover, and any rollover election will be revocable at any time prior to the date of the rollover. It is expected that the terms of the new portfolio will be substantially the same as those of the Portfolio.

     The rollover of an investor's Units is intended to be effected in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to Securities that are included in the new portfolio ('Duplicated Securities'). Units held by an investor who elects the rollover option will be redeemed through an in-kind distribution to a distribution agent of the investor's pro rata share of Securities. The distribution agent will then adjust the Securities distributed to the investor so that its composition matches the investment profile of the new portfolio. This adjustment will involve the sale of non-Duplicated Securities and, possibly, of a portion of certain Duplicated Securities in order to rebalance the portfolio, and the purchase of replacement Securities. Any excess sales proceeds, net of sales related expenses, will be distributed to the investor. After this adjustment the distribution agent will make an in-kind contribution of the adjusted Securities to the new portfolio. Upon receipt of the in-kind contribution, the trustee of the new portfolio will issue the appropriate number of units in the new portfolio to the investor.

     An investor who elects the rollover option will recognize capital gain or loss with respect to the Securities, including fractional Securities, sold by the distribution agent, but will not recognize gain or loss with respect to the Duplicated Securities that are contributed in kind to the new portfolio. The Sponsors intend to provide investors with information that will assist them in determining their tax liability on an eventual sale of the Duplicated Securities.

     The Sponsors intend to cause the distribution agent to sell those Securities that will not be contributed to the new portfolio, and then to create units of the new portfolio, in each case as quickly as possible subject to the Sponsors' sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsors may enter into program trades, which may increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in securities to comprise the new portfolio, those moneys may be uninvested for several days.

     Investors who participate in the rollover will not be entitled to receive a cash distribution with which to pay any taxes incurred as a result of the rollover procedure. Investors who do not participate in the rollover or otherwise redeem their Units will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio will be reduced which could result in an increase in per Unit expenses.

     The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.

     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

     The annual income per Unit, after deducting estimated annual Portfolio expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.

     Each Unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Portfolio. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsors may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the deferred sales charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the final Distribution Day or following liquidation of the Portfolio.

REINVESTMENT

     Income and principal distributions on Units may be reinvested by participating in the reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Portfolio. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

PORTFOLIO EXPENSES

     Estimated annual Portfolio expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. The estimated expenses do not include the brokerage commissions payable by the Portfolio in purchasing and selling Securities. S&P receives a minimal annual fee from the Portfolio to cover the license by Standard & Poor's to the Agent for the Sponsors of the use of the trademarks and trade names 'Standard & Poor's', 'S&P' and other trademarks and trade names as well as the license by Standard & Poor's to the Agent for the Sponsors of the S&P Industrial Index and Common Stock Rankings in connection with selection of Strategy Stocks. The Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsors and is based on a sliding fee scale that reduces the per 1,000 Units Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Portfolio and other legal fees and expenses, Portfolio termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.45 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While the fee may exceed the amount of these costs and expenses attributable to the Portfolio, the total of these fees from all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of those Series during any calendar year. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

     Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

     The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

        The Portfolio is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Security in the Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio, regardless of whether such dividends are used to pay a portion of Portfolio expenses or whether they are automatically reinvested (see Reinvestment).

        Amounts considered to have been received by a corporate investor from domestic corporations that constitute dividends for federal income tax purposes will generally qualify for the dividends-received deduction, which is currently 70%. Depending upon the particular corporate investor's circumstances, limitations on the availability of the dividends-received deduction may be applicable. Further, Congress from time to time considers proposals that would adversely affect the after-tax return to investors that can take advantage of the deduction. For example, the Taxpayer Relief Act of 1997 requires that the 46-day holding period for the dividends-received deduction must begin before and include each ex-dividend date and excludes the purchase date and any days during which the investor's investment is hedged. Investors are urged to consult their own tax advisers in this regard.

        An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current Portfolio expenses only to the extent that this amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income. The Code further restricts the ability of an individual investor with an adjusted gross income in excess of a specified amount (for 1998, $124,500 or $62,250 for a married person filing a separate return) to claim itemized deductions (including his pro rata share of Portfolio expenses).

        The investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the Deferred Sales Charge amount or any amount used to pay organizational expenses.

        An investor will generally recognize capital gain or loss when the investor disposes of his Units for cash (by sale or redemption) or when the Trustee disposes of the Securities from the Portfolio. An investor will not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to an investor

     (or to his agent) in redemption of Units or upon termination of the Portfolio, except to the extent of cash received in lieu of fractional shares. The redeeming investor's basis for the Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to the redemption, and his holding period for the Securities will include the period during which he held his Units.

        An investor who elects to roll over into a new portfolio (a 'rollover investor') will not recognize gain or loss either upon the distribution of Securities by the Trustee to the distribution agent or upon the contribution of Duplicated Securities (as defined under Rollover) to the new portfolio. The rollover investor will generally recognize capital gain or loss as a consequence of the distribution agent's sale of non-Duplicated Securities. The rollover investor's basis for the Duplicated Securities that are contributed in kind to the new portfolio will be equal to his basis for the same Duplicated Securities prior to the rollover.


        A capital gain or loss is long-term if the relevant asset is held for more than one year and short-term if held for one year or less. A noncorporate investor may be entitled to the 20% maximum federal tax rate for capital gains derived from the Portfolio if he has held his Units for more than one year, or if his holding period for contributed Duplicated Securities (which, in the case of a rollover investor, includes the period during which he held an interest in the same Duplicated Securities in prior years' corresponding S&P Industrial Portfolios) is greater than one year. The deduction of capital losses is subject to limitations. Investors should consult their tax advisers regarding these matters.


        Under the income tax laws of the State and City of New York, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

        The Portfolio will report as gross income earned by investors their pro rata share of any dividends received by the Portfolio from a foreign corporation in which the Portfolio holds stock as well as their pro rata share of any amount withheld with respect to such dividends. (See Defined Portfolio in Part A.) Those investors who hold Units on the relevant record date for dividends on any such underlying foreign stock held by the Portfolio should be entitled, subject to applicable limitations, to either a credit or a deduction for foreign taxes payable with respect to such dividend payments. Capital gain on a disposition of foreign stock (or a proportionate share of Units), if any, will generally be U.S. source income. Investors should consult their own tax advisers regarding these matters.

        The foregoing discussion summarizes only certain U.S. federal and New York State and City income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on distributions. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.

                                   *  *  *  *

     At the termination of the Portfolio, the Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Portfolio on the Securities, the cash proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Portfolio of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.

RETIREMENT PLANS

     This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are generally offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).


     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution to an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). These income threshholds will gradually be increased by 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. The 10% surtax will be waived for withdrawals for certain educational and first-time homebuyer expenses. Subject to certain income limitations, under a special type of IRA contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least 59 1/2 at the time of the distribution.


     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Portfolio, the Trustee sends each investor of record a statement summarizing transactions in the Portfolio's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

     The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Portfolio without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Portfolio or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the New York State banking authorities.

SPONSORS


     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch & Co., Inc.; Salomon Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. and Dean Witter Reynolds Inc., a principal operating subsidiary of Morgan Stanley Dean

Witter & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS

     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Portfolio and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Defined Asset Funds.

YEAR 2000 ISSUES

     Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the Year 2000 from the Year 1900 (commonly known as the 'Year 2000 Problem'). Like other investment companies and financial and business organizations, the Fund could be adversely affected if the computer systems used by the Agent for the Sponsors or Fund service providers do not properly address this problem prior to January 1, 2000. The Agent for the Sponsors has established a dedicated group to analyze these issues and to implement any systems modifications necessary to prepare for the Year 2000. Currently, we do not anticipate that the transition to the 21st century will have any material effect on the Fund. The Agent for the Sponsors has sought assurances from the Fund's other service providers that they are taking all necessary steps to ensure that their computer systems will accurately reflect the Year 2000, and the Agent for the Sponsors will continue to monitor the situation. At this time, however, no assurance can be given that the Fund's other service providers have anticipated every step necessary to avoid any adverse effect on the Fund attributable to the Year 2000 Problem.

PUBLIC DISTRIBUTION

     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Portfolio (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Portfolio which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

     Total returns, average annualized returns or cumulative returns for various periods of the Strategy Stocks, the related index or the current Select S&P Industrial Portfolio may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in Strategy Stocks during an accumulation period and like annual withdrawals during a distribution period. Figures for actual Portfolios (but not Strategy Stocks or the related index) reflect deduction of all Portfolio expenses and unless otherwise stated the maximum sales charge. No provision is made for any income taxes payable. Returns of Strategy Stocks may also be shown in comparison to other indexes, to which may be added by year various national and international political and economic events, milestones in price and market indicators, and offerings of Defined Asset Funds. This performance may also be compared for various periods with investments in short-term U.S. Treasury securities. Investors should bear in mind that this represents past performance and is no assurance of future results of the current or any future Portfolio. Advertisements and other material distributed to prospective investors may include the average annual compounded rate of return on selected types of assets for periods of at least 10 years, as compiled by Ibbotson Associates, compared to the rate of inflation over the same period.

     The following chart shows the average annual compounded rate of return of selected asset classes over the 10-year and 20-year periods ending June 30, 1998, compared to the rate of inflation over the same periods. Of course, this chart represents past performance of these investments and is no guarantee of future results, either of these categories or of any Defined Fund. Defined Funds also have sales charges and expenses which are not reflected in the chart.

Stocks (S&P 500)
20 yr                                                            17.42%
10 yr                                                                18.54%
Small-company stocks
20 yr                                                        16.54%
10 yr                                               14.37%
Long-term corporate bonds
20 yr                               10.62%
10 yr                               10.72%
U.S. Treasury bills (short-term)
20 yr                  7.26%
10 yr          5.42%
U.S. Inflation
20 yr       4.69%
10 yr 3.29%
0           2           4           6           8           10          12          14          16          18          20

Stocks
20 yr
10 yr
Small-
20 yr
10 yr
Long-t
20 yr
10 yr
U.S. T
20 yr
10 yr
U.S. I
20 yr
10 yr
0       22%


                     Source: Ibbotson Associates. Used with permission. All rights reserved.

DEFINED ASSET FUNDS

     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is generally fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular review by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Defined equity funds offer growth potential and some protection against inflation.

EXCHANGE OPTION

     You may exchange Units of this Portfolio for units of other Select or Focus Series or certain other selected Equity Investor Series with one-or two-year terms and a combination of initial and deferred sales charges. Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Portfolio Units, subject only to the Portfolio's remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.

     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a market in any series, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Portfolio.

                                   APPENDIX A
     THE STANDARD & POOR'S EARNINGS AND DIVIDEND RANKINGS FOR COMMON STOCKS
                   (AS DESCRIBED BY STANDARD & POOR'S ITSELF)

The investment process involves assessment of various factors--such as products and industry position, corporate resources and financial policy--with results that make some common stocks more highly esteemed than others. In this assessment, Standard & Poor's believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. The rankings, however, do not pretend to reflect all of the factors, tangible or intangible, that bear on stock quality.

Relative quality of bonds or other debt, that is, degrees of protection for principal and interest, called credit worthiness, cannot be applied to common stocks, and therefore rankings are not to be confused with bond quality ratings which are arrived at by a necessarily different approach.

Growth and stability of earnings and dividends are deemed key elements in establishing Standard & Poor's earnings and dividend rankings for common stocks, which are designed to capsulize the nature of this record in a single symbol. It should be noted, however, that the process also takes into consideration certain adjustments and modifications deemed desirable in establishing such rankings.

The point of departure in arriving at these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years--a period deemed long enough to measure significant time segments of secular growth, to capture indications of basic change in trend as they develop, and to encompass the full peak-to-peak range of the business cycle. Basic scores are computed for earnings and dividends, then adjusted as indicated by a set of predetermined modifiers for growth, stability within long-term trend, and cyclicality. Adjusted scores for earnings and dividends are then combined to yield a final score.

Further, the ranking system makes allowance for the fact that, in general, corporate size imparts certain recognized advantages from an investment standpoint. Conversely, minimum size limits (in terms of corporate sales volume) are set for the various rankings, but the system provides for making exceptions where the score reflects an outstanding earnings-dividend record.

The final score for each stock is measures against a scoring matrix determined by analysis of the scores of a large and representative sample of stocks. The range of scores in the array of this sample has been aligned with the following ladder of rankings:


A + HIGHEST A - ABOVE AVERAGE  B - LOWER
A  HIGH     B + AVERAGE        C   LOWEST
                               D IN
            B BELOW AVERAGE    REORGANIZATION


NR signifies no ranking because of insufficient data or because the stock is not amenable to the ranking process.

The positions as determined above may be modified in some instances by special considerations, such as natural disasters, massive strikes, and non-recurring accounting adjustments.

A ranking is not a forecast of future market price performance, but is basically an appraisal of past performance of earnings and dividends, and relative current standing. A high-score stock may at times be so overpriced as to justify its sale, while a low-score stock may be attractively priced for purchase. Rankings based upon earnings and dividend records are no substitute for complete analysis. They cannot take into account potential effects on management changes, internal company policies not yet fully reflected in the earnings and dividend record, public relations standing, recent competitive shifts, and a host of other factors that may be relevant to investment status and decision.

THESE RANKINGS MUST NOT BE USED AS MARKET RECOMMENDATIONS.

Rankings are published by Standard & Poor's Equity Investor Services Group, which is independent of, and has no access to information obtained by Standard & Poor's Rating Services. Standard & Poor's Rating Services may from time to time obtain information of a confidential nature.

                             Def ined
                             Asset FundsSM


SPONSORS:                          EQUITY INVESTOR FUND
Merrill Lynch,                     SELECT S&P INDUSTRIAL PORTFOLIO

Pierce, Fenner & Smith Incorporated1998 SERIES F

Defined Asset Funds
P.O. Box 9051
Princeton, NJ 08543-9051           This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment

Salomon Smith Barney Inc.          company set forth in its registration

Unit Trust Department              statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor   have been filed with the Securities and
New York, NY 10013                 Exchange Commission, Washington, D.C. under
(212) 816-4000                     the Securities Act of 1933 and the Investment
PaineWebber Incorporated           Company Act of 1940, and to which reference
1200 Harbor Boulevard              is hereby made. Copies of filed material can
Weehawken, NJ 07087                be obtained from the Public Reference Section
(201) 902-3000                     of the Commission, 450 Fifth Street, N.W.,
Dean Witter Reynolds Inc.          Washington, D.C. 20549 at prescribed rates.
Two World Trade Center--59th Floor The Commission also maintains a Web site that
New York, NY 10048                 contains information statements and other
(212) 392-2222                     information regarding registrants such as
TRUSTEE:                           Defined Asset Funds that file electronically

The Chase Manhattan Bank           with the Commission at http://www.sec.gov.
Customer Service Retail Department ------------------------------
Bowling Green Station              No person is authorized to give any
P.O. Box 5187                      information or to make any representations
New York, NY 10274-5187            with respect to this investment company not
1-800-323-1508                     contained in its registration statement and

                                   related exhibits; and any information or
                                   representation not contained therein must not be relied upon as having been authorized.
                                   ------------------------------
                                   When Units are no longer available, or for investors who will reinvest into subsequent series of Select S&P Industrial Portfolios, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                                                      70127--9/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:



Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
Salomon Smith Barney Inc. ................................       8-8177
PaineWebber Incorporated..................................      8-16267
Dean Witter Reynolds Inc. ................................      8-14172



                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:



Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
Salomon Smith Barney Inc. ................................     13-1912900
PaineWebber Incorporated..................................     13-2638166
Dean Witter Reynolds Inc. ................................     94-0899825
The Chase Manhattan Bank, Trustee.........................     13-4994650



                                  UNDERTAKING
The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

         SERIES OF MUNICIPAL INVESTMENT TRUST FUND, EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Municipal Investment Trust Fund, Multistate Series 325......          333-50907
Equity Income Fund, Index Series, S&P 500 Trust 2 and S&P
Midcap Trust................................................           33-44844
Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
Equity Income Fund, Select Ten Portfolio--1995 Winter
Series......................................................           33-55811
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Income Fund, Select Ten Portfolio 1997 Series A......          333-15193
Equity Income Fund, Select Growth Portfolio.................           33-51985
Defined Asset Funds Municipal Insured Series................           33-54565


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

     The following exhibits:


1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A, 1933 Act File No. 333-05683.
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio, 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593).

                                   SIGNATURES
The registrant hereby identifies the series numbers of Municipal Investment Trust Fund, Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 14TH DAY OF SEPTEMBER, 1998.


                SIGNATURES APPEAR ON PAGE R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Numbers: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR




By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed

                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753,
                                                              33-55073,
                                                              333-10441 and
                                                              333-41765


      JAMES DIMON
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for

       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)